Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Six Months Ended June 30, 2008	Three Months Ended June 30, 2008

Earnings before income taxes and minority interest	$5,287	$2,547

Add (deduct):
Equity in net loss of less than 50% owned affiliates	89	104
Dividends from less than 50% owned affiliates	12
Fixed charges	267	133
Interest capitalized, net of amortization	(8)	(5)

Earnings available for fixed charges	$5,647	$2,779

Fixed charges:
Interest incurred	$227	$113
Portion of rent expense deemed to represent interest factor	40	20

Fixed charges	$267	$133

Ratio of earnings to fixed charges	21.1	20.9

Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings before income taxes and minority interest	$8,863	$8,226	$7,641	$6,478	$6,213

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(100)	(163)	(176)	(111)	(134)
Dividends from less than 50% owned affiliates	100	154	127	92	107
Fixed charges	359	446	407	254	219
Interest capitalized, net of amortization	(8)	(4)	(12)	(5)	2

Earnings available for fixed charges	$9,214	$8,659	$7,987	$6,708	$6,407

Fixed charges:
Interest incurred	$280	$378	$340	$198	$171

Portion of rent expense deemed to represent interest factor	79	68	67	56	48

Fixed charges	$359	$446	$407	$254	$219

Ratio of earnings to fixed charges	25.7	19.4	19.6	26.4	29.3